UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DATA STORAGE CORPORATION

(Names of Filing Persons (Issuer and Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

23786R201

(CUSIP Number of Class of Securities)

Charles M. Piluso

Chief Executive Officer

Data Storage Corporation

244 5th Avenue, Second Floor, Suite 2821

New York, New York 10001

Telephone: (212) 564-4922

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Leslie Marlow, Esq.

Kathleen A. Cunningham, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO

SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed on December 18, 2025, is filed to clarify the contact information for Information Agent is as follows:

Broadridge Corporate Issuer Solutions, LLC

51 Mercedes Way

Attn: BCIS IWS

Edgewood, NY 11717

(855) 793-5068

Email: shareholder@broadridge.com

All references to the contact information for the Information Agent throughout the Schedule TO and all exhibits filed therewith shall be deemed to be the contact information set forth above.

Additionally, the Company issued the press release attached hereto as Exhibit 12(a)(5)(A).

ITEM 12

Exhibit (a)(5)(A) Press Release dated December 18, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2025

DATA STORAGE CORPORATION

By:	/s/ Charles M. Piluso
Name: Charles M. Piluso
Title: Chief Executive Officer